tw telecom inc. 10475 Park Meadows Drive Littleton, CO 80124 T 303 566 1000 F 303 566 1282

May 13, 2011

Larry Spirgel

Assistant Director

Division of Corporation Finance

Mail Stop 3720

Securities and Exchange Commission

Washington, D.C. 20549

VIA EDGAR AND FEDERAL EXPRESS

Confidential Treatment Requested by tw telecom inc.

Re:	tw telecom inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

and Documents Incorporated by Reference

Filed February 25, 2011

File No. 001-34243

Dear Mr. Spirgel:

The following information is being provided in response to your letter dated April 18, 2011 containing comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above referenced filing. Listed below are our responses to the Staff’s comments. For your convenience, the Staff’s comments have been retyped below in bold font and our responses thereto have been set forth immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

7. Income Taxes, page F-22

1.	We note that you reversed $227.3 million of the valuation allowance in 2010. Tell us in detail why you did not reverse some portion of the valuation allowance in 2009 in which you reflected earnings.

TWTC0001

Confidential Treatment Requested by tw telecom inc.

tw telecom inc. response:

We applied the guidance as prescribed under ASC 740 which requires the weight of all available evidence, both positive and negative, be considered when evaluating the ability to realize deferred tax assets. ASC 740-10-30-21 states that “Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years….” As of the end of 2009, we had a cumulative loss of $28.4 million over the most recent 12 quarters. While the use of cumulative loss in recent years is not a bright line test, it is significant negative evidence that is difficult to overcome. Other negative evidence at the end of 2009 included: the economic downturn which slowed our revenue growth rates and resulted in an increase in revenue churn; the fact that we had only recently turned profitable as of the last half of 2008; uncertainty as to the timing of an economic recovery; and the highly competitive market in which we operate. Therefore, we concluded that as of the end of 2009 our negative evidence outweighed the positive evidence, such as our forecasted future pre-tax income, and a reversal of any portion of our valuation allowance could not be substantiated.

Tell us what your forecasts for future earnings were at the end of 2009 and why you believe that you can rely upon your forecast at the end of 2010.

tw telecom inc. response:

Our 7 year forecast for future earnings at the end of 2009 is set forth in the table below1:

Forecast of
Income before
Taxes as of
Year	end of 2009
(amounts in thousands)
2010	[****]
2011	[****]
2012	[****]
2013	[****]
2014	[****]
2015	[****]
2016	[****]

While we were internally forecasting future earnings at the end of 2009, we were nearing an inflection point with pre-tax earnings and were faced with uncertainties in the economy which could have changed the timing and amount of pre-tax income. Also, future income is the most subjective source of income to be considered pursuant to ASC 740 in determining whether a valuation allowance is required. Estimates about uncertain future events, such as future taxable income, are much less objectively verifiable than historical results, such as recent cumulative losses. Therefore, expectations as to future taxable income are rarely sufficient to overcome the negative evidence of recent cumulative losses.

[1]

[****] = Certain confidential information contained in this document, marked with brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules of Practice.

www.twtelecom.com	TWTC0002	Page 2

Confidential Treatment Requested by tw telecom inc.

While we believe we can rely upon our forecast at the end of 2010, our evaluation of the ability to realize our deferred tax assets focused on our positive evidence outweighing our negative evidence with cumulative earnings of $75 million for the last 12 quarters, a consistent trend of growth, our earnings projections, and consistent investment in our business to position us for future growth, among other factors. We believe that we can rely on our forecast at the end of 2010 as a result of improvements in the negative evidence from the prior year including 12 quarters of cumulative positive pre-tax income, an accelerated revenue growth trend, increased earnings over expectations, strong cash flow and margins and more recently, an improvement in revenue and customer churn which we believe was driven in part by an improvement in macroeconomic conditions.

Also tell us in detail about the cumulative earnings for the last 12 quarters prior to the recognition of the deferred tax asset in the quarter ended June 30, 2010.

tw telecom inc. response:

As of end of first quarter of 2010, we had a cumulative loss for the last 12 quarters of $15.4 million. As of the end of the second quarter of 2010, we had cumulative earnings for the last 12 quarters of $13.7 million. See detailed calculation below.

		Cumulative
	Income	Rolling Twelve
Quarter	before Taxes	Quarters
	(amounts in thousands)
2007 Q1	$(17,051)
2007 Q2	(13,040)
2007 Q3	(15,079)
2007 Q4	(8,650)
2008 Q1	(4,396)
2008 Q2	(2,830)
2008 Q3	711
2008 Q4	1,596
2009 Q1	3,561
2009 Q2	6,984
2009 Q3	8,104
2009 Q4	11,683	$(28,407)
2010 Q1	(4,087)	(15,443)
2010 Q2	16,112	13,709
2010 Q3	18,393	47,181
2010 Q4	19,165	74,996

Show us how you applied your NOL carryforwards of $1.1 billion, which generally start expiring in 2020 through 2026 to your forecasted earnings.

www.twtelecom.com	TWTC0003	Page 3

Confidential Treatment Requested by tw telecom inc.

tw telecom inc. response:

As of June 30, 2010, we applied our NOL carryforwards to forecasted federal taxable income as detailed in the table below1. Based on our forecasts, we believe we will utilize these NOL carryfowards several years before expiration. Please note that the difference between the NOL carryforwards disclosed in our 2010 Form 10-K of $1.1 billion and the estimated amount of December 31, 2010 NOLs as of June 30, 2010 was the result of election of bonus depreciation subsequent to June 30, 2010, which reduced the amount of NOL carryforwards utilized in 2010.

	Forecast of	Forecast of	Remaining
	Income	Federal Taxable	Federal
Year	before Taxes	Income	NOL Balance
(amounts in thousands)
[****]	[****]	[****]	[****]
[****]	[****]	[****]	[****]
[****]	[****]	[****]	[****]
[****]	[****]	[****]	[****]
[****]	[****]	[****]	[****]
[****]	[****]	[****]	[****]
[****]	[****]	[****]	[****]

Tell us why this guidance regarding increase earnings expectations has not been provided in Risk Factors, MD&A and other portions of this filing.

tw telecom inc. response:

The Company has a long-standing policy of not providing earnings guidance. While future earnings expectations is one data point we considered in our analysis under ASC 740, we considered all of the available positive and negative evidence in reaching our conclusion about the valuation allowance reversal. Our disclosure clearly reflects our approach.

In Management’s Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies and Estimates-Deferred Tax Accounting, we disclosed the following on page 40:

“….During 2010, we determined that it is more likely than not that the vast majority of our deferred tax assets, including NOLs, will be realized, and as a result reversed $227.3 million of the valuation allowance. In making this determination, we analyzed, among other things, our recent history of earnings, cumulative earnings for the last 12 quarters, and forecasts of future earnings….”

[1]

[****] = Certain confidential information contained in this document, marked with brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules of Practice.

www.twtelecom.com	TWTC0004	Page 4

Confidential Treatment Requested by tw telecom inc.

Additionally, in Management’s Discussion and Analysis of Financial Condition and Results of Operations- Year Ended December 31, 2010 Compared to Year Ended December 31, 2009- Income Tax Expense (Benefit) on page 44, we cross-referenced to Note 7 to the consolidated financial statements, which discusses the factors we considered in our evaluation.

************

As requested by the Staff, we acknowledge that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact Jill Stuart, Senior Vice President Accounting and Finance and Chief Accounting Officer at (303) 566-1269.

Sincerely,

/s/ Mark A. Peters
Mark A. Peters
Executive Vice President and Chief Financial Officer

www.twtelecom.com	TWTC0005	Page 5